UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Traffic Release April | 2017

Azul Reports April Traffic

São Paulo, May 16, 2017 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of destinations served and departures, announces today its preliminary traffic results for April 2017.

Domestic passenger demand increased 11.5% compared to April 2016 on a capacity increase of 10.1%. As a result, domestic load factor for April 2017 was 79.8%, slightly higher than the 78.7% recorded during the same period last year.

Azul’s international passenger traffic increased 89.3% from April 2016 on an ASK increase of 69.4%, resulting in a load factor of 90.9%, 9.5 percentage points over April 2016. Since June of 2016, Azul launched new international destinations including Lisbon, Montevideo and Buenos Aires, and increased frequencies on existing flights. The company also launched a flight from Recife to Orlando in December 2016. The addition of these new markets, combined with a more positive macroeconomic backdrop in 2017, led to an increase in international traffic.

	Apr-17	Apr-16	% ∆	YTD 2017	YTD 2016	% ∆
Total
Revenue Passenger Kilometer ̶̶ RPK (million)	1,599	1,318	21.3%	6,795	6,175	10.0%
Available Seat Kilometer ̶̶ ASK (million)	1,957	1,669	17.3%	8,341	7,887	5.8%
Load factor	81.7%	79.0%	+2.7 p.p.	81.5%	78.3%	+3.2 p.p.
Domestic
Revenue Passenger Kilometer ̶̶ RPK (million)	1,287	1,153	11.5%	5,580	5,165	8.0%
Available Seat Kilometer ̶̶ ASK (million)	1,613	1,466	10.1%	7,013	6,645	5.5%
Load factor	79.8%	78.7%	+1.1 p.p.	79.6%	77.7%	+1.8 p.p.
International
Revenue Passenger Kilometer ̶̶ RPK (million)	312	165	89.3%	1,216	1,011	20.3%
Available Seat Kilometer ̶̶ ASK (million)	344	203	69.4%	1,327	1,242	6.8%
Load factor	90.9%	81.4%	+9.5 p.p.	91.6%	81.4%	+10.3 p.p.

About Azul

Azul (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 792 daily flights to 104 destinations. With a fleet of 122 aircraft and more than 10,000 crewmembers, the company has a network of 201 non-stop routes as of March 31, 2017. Among other awards, Azul was named third best airline in the world by TripAdvisor Travelers' Choice in 2017, best low cost carrier in South America for the sixth consecutive time by Skytrax in 2016, and the world's most on-time low-cost airline in 2015 by the Official Airline Guide (OAG). For more information visit www.voeazul.com.br/ir.

Traffic Release April | 2017

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This traffic release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 16, 2017

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ John Rodgerson
                                                                                                                Name: John Rodgerson
                                                                                                                Title: Chief Financial Officer